CONSENT OF JEAN-FRANCOIS ST-ONGE
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference to the Registration Statement on Form S-8 of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Jean-Francois St-Onge

Jean-Francois St-Onge
Senior Director, Technical Services
Centerra Gold Inc.

Dated February 22, 2024